ATNA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2007
(Expressed in Canadian Dollars)

The unaudited consolidated financial statements, and accompanying notes to the financial statements, for the period ended March 31, 2007, have not been reviewed by the Company’s auditors.

Suite 510, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3A8
Telephone: 604.684.2285    Facsimile: 604.684.8887    Toll Free: 1.800.789.ATNA     email: atna@atna.com     www.atna.com

ATNA RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
	March 31,	December 31,
	2007	2006
	(Unaudited)	(Audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$3,375,165	$3,534,772
Investments	9,777,626	9,982,252
Marketable securities (Note 4)	495,500	459,000
Accounts receivable	403,859	404,630
Prepaid expenses	57,203	81,611

	14,109,353	14,462,265

DEPOSITS FOR RECLAMATION (Note 5)	63,369	63,369

MINERAL PROPERTIES (Note 6)	18,695,644	18,503,743

EQUIPMENT (Note 7)	780,052	803,165

	$33,648,418	$33,832,542

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$564,912	$534,908

ASSET RETIREMENT OBLIGATION (Note 5)	247,000	247,000

	811,912	781,908

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 8)	60,943,758	60,839,308

CONTRIBUTED SURPLUS (Note 8(f))	2,167,165	1,802,449

ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 3)	36,500	-

DEFICIT	(30,310,917)	(29,591,123)

	32,836,506	33,050,634

	$33,648,418	$33,832,542

NATURE OF OPERATIONS (Note 1)
COMMITMENTS (Note 11)

SUBSEQUENT EVENTS (Note 12)

ON BEHALF OF THE BOARD:
“William J. Coulter”	“David H. Watkins”
William J. Coulter, Director	David H. Watkins, Director

See accompanying notes to the financial statements

ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited – Prepared by Management)
	For the Three Months Ended
	March 31,	March 31,
	2007	2006

ADMINISTRATIVE EXPENSES
Investor relations	$114,707	$83,258
Wages and benefits	123,811	247,493
Consultants fees	10,900	5,450
Office and miscellaneous	55,483	39,363
Stock-based compensation expense (Note6(d))	386,666	528,595
Legal and audit	35,917	46,432
Rent and services	17,172	17,521
Insurance	17,847	12,675
Listing and transfer agent fees	29,529	40,714
Amortization	26,595	5,102
	(818,627)	(1,026,603)

OTHER INCOME (EXPENSES)

Exploration and business development	(70,322)	(12,921)
Investment and miscellaneous income	179,727	134,691
Foreign exchange gain (loss)	(10,572)	(21,358)
Gain on sale of marketable securities	-	1,652,608
Resource properties written-off (Note 5)	-	(136,015)

INCOME (LOSS) FOR THE PERIOD	(719,794)	590,402

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized loss on marketable securities and
investments	(234,166)	-

OTHER COMPREHENSIVE LOSS FOR THE PERIOD	$(234,166)	$-

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(953,960)	(590,402)

BASIC AND DILUTED GAIN (LOSS) PER SHARE	$(0.01)	$0.01

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	64,314,060	60,787,026

See accompanying notes to the financial statements

ATNA RESOURCES LTD.

	March 31,	December 31,
	2007	2006

CONSOLIDATED STATEMENT OF DEFICIT

(Unaudited – Prepared by Management)

Balance at Beginning of Period	$(29,591,123)	$(28,863,614)
Net Income (loss) for the period	(719,794)	(727,509)

Deficit, End of Period	$(30,310,917)	$(29,591,123)

CONSOLIDATED STATEMENT OF ACCUMULATED CUMULATED OTHER-COMPREHENSIVE INCOME
OTHER COMPREHENSIVE INCOME

(Unaudited – Prepared by Management)

Balance, Beginning of Period	$-	$-
Adjusted to opening balance-change in accounting policy (Note 3(a))	270,666	-
Unrealized loss on marketable securities and investments	(234,166)	-
Balance, End of Period	$36,500	$-

See accompanying notes to the financial statements

ATNA RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
	March 31,	March 31,
	2007	2006

CASH PROVIDED BY (USED FOR):

OPERATING ACTIVITIES
Income (loss) for the period	$(719,794)	$590,402
Less: non-cash items
Amortization	26,595	5,102
Gain on sales of marketable securities	-	(1,652,608)
Resource properties written-off	-	136,015
Stock-based compensation	386,666	528,595
	(306,533)	(392,494)

Net change in non-cash working capital items
Investments	204,626	(5,071,170)
Accounts receivable	771	(19,983)
Accounts payable	30,004	(539,216)
Prepaid expenses	24,408	11,173
	(46,724)	(6,011,690)

FINANCING ACTIVITIES
Shares issued for cash, net of issue costs	82,500	939,512
	82,500	939,512

INVESTING ACTIVITIES
Acquisition of resource properties	(103,314)	(12,647)
Exploration and development	(129,446)	(677,258)
Option payments	40,859	-
Exploration recoveries and operating fees	-	69,993
Net purchase of equipment	(3,482)	(818,306)
Exercise of warrants	-	(1,692,484)
Proceeds from disposal of marketable securities	-	2,282,262
	(195,383)	(848,440)

DECREASE IN CASH AND CASH EQUIVALENTS ANDEQUIVALENTS	(159,607)	(5,920,618)

CASH AND CASH EQUIVALENTS, BEGINNING OFPERIOD	3,534,772	10,201,409

CASH AND CASH EQUIVALENTS, END OF PERIOD	$3,375,165	$4,280,791

Supplemental disclosure with respect to cash flows (Note 9)

See accompanying notes to the financial statements

        ATNA RESOURCES LTD.
        NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        For the Three Months Ended March 31, 2007

1.           NATURE OF OPERATIONS

The Company is incorporated in British Columbia and involved in the acquisition of resource properties that are considered sites of potential economic mineralization, and is currently engaged in the exploration of these properties.  Certain of the Company’s properties contain defined mineral resources that cannot be considered economic until a commercial feasibility study is carried out.  The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon it being able to develop a commercial ore body, to finance the required exploration and development costs and to acquire environmental, regulatory, and other such permits as may be required for the successful development of the property.

2.           SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Presentation

The accompanying interim consolidated financial statements for the interim periods ended March 31, 2007 and 2006, are prepared in accordance with accounting principles generally accepted in Canada and are unaudited, but in the opinion of management reflect all adjustments (generally consisting of normal recurring accruals) necessary for the fair presentation of the Company’s financial position, operations and cash flows for the periods presented.  These interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements, including the notes thereto, as at and for the years ended December 31, 2006 and 2005.

(b)	Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

3.           CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006.  This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized to cost.  Changes in fair value are to be recognized in the statements of operations and comprehensive income.

        ATNA RESOURCES LTD.
        NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        For the Three Months Ended March 31, 2007

3.           CHANGE IN ACCOUNTING POLICIES (Continued)

(a)	Financial Instruments – Recognition and Measurement (Section 3855) (Continued)

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item.  As such, any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect.  Any changes to the fair values of assets and liabilities prior to January 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities.  Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

(i)
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.  Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

(ii)	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

(iii)	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

(iv)
All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship.  All gains and losses are included in net earnings in the period they arise.

In accordance with this new standard, the Company has classified its financial instruments as follows:

(i)
Marketable securities and investments are classified as available-for-sale securities.  Such securities are measured at fair market value in the consolidated financial statements with unrealized gains or losses recorded in comprehensive income (loss).  At the time securities are sold or otherwise disposed of, gains or losses are included in net earnings (loss).

(ii)
The Company’s royalty agreement with Yukon Zinc Corp. is considered a derivative financial instrument under the new accounting standard and consequently is classified as held for trading and is measured at fair value.  The fair value of this financial instrument cannot be determined until the property over which the Company has a royalty had been placed into commercial production.

(b)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed.  The Company currently does not have any hedges.

        ATNA RESOURCES LTD.
        NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        For the Three Months Ended March 31, 2007

3.           CHANGE IN ACCOUNTING POLICIES (Continued)

(c)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources.  This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other “comprehensive income” until it is considered appropriate to recognize into net earnings.  This standard requires the presentation of comprehensive income, and its components, in a separate financial statement that is displayed with the same prominence as the other financial statements.

Accordingly, the Company now reports a consolidated statement of comprehensive income (loss) and included the account “accumulated other comprehensive income” in the shareholders’ equity section of the consolidated balance sheet.

4.           MARKETABLE SECURITIES

At January 1, 2007 the Company held marketable securities with a quoted market value of $729,666. As at March 31, 2007 the quoted market value of these securities was $495,500, the decrease in value of $234,166 has been recorded in the statement of operations and comprehensive income.

5.           DEPOSITS FOR RECLAMATION

The Company has posted environmental reclamation bonds in the amount of $5,300 (US$6,950) (2006 - Cdn$527,758) with the Division of Environmental Protection, State of Nevada and the United States Department of the Interior to cover the estimated closure and reclamation costs of the Pinson Property and the Jarbidge Property.

The Company has posted environmental reclamation bonds in the amount of $56,419 (US$50,600) with the United States Department of Agriculture, Forest Service to cover reclamation costs on the Jarbidge Properties in Nevada.

At March 31, 2007 the Company has recorded $247,000 as an estimated asset retirement obligation relating to the current amount of reclamation required based on exploration and development conducted to date at the Pinson Property.

        ATNA RESOURCES LTD.
        NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        For the Three Months Ended March 31, 2007

6.           MINERAL PROPERTIES

During the three months ending March 31, 2007, the Company incurred expenditures on its mineral properties as follows:

	Pinson	Jarbidge	Beowawe	Clover	US		Canada/
	NV	NV	NV	NV	Other	Chile	Yukon	Total
Balance at
December 31, 2006	$15,909,018	$1,475,412	$ 18,362	$ 34,153	$ 744,658	$ 19,385	$ 302,755	$18,503,743
Additions during the period:
Acquisition	-	-	-	93,392	9,922	-	-	103,314

Property and Development	867	8,922	-	874	-	-	-	10,663
Drilling	-	3,836	1,148	-	63	-	-	5,047
Geology	22,629	28,709	3,937	616	42,166	-	-	98,057
Geochemistry	-	52	-	-	2,266	-	-	2,318
Geophysics	-		-	-	794	-	-	794
Permitting	-	12,567	-	-	-	-	-	12,567
	23,496	54,086	5,085	1,490	45,289	-	-	129,446
Additions during period	23,496	54,086	5,085	94,882	55,211	-	-	232,760

Option Payments	-	-	-	(40,859)	-	-	-	(40,859)
Write-Offs	-	-	-	-	-	-	-	-

Balance at March 31, 2007	15,932,514	1,529,498	23,447	88,176	799,869	19,385	302,755	18,695,644

(a)	United States

(i)          Pinson Property, Nevada

The Company entered into an Exploration Agreement (“the agreement”), effective August 12, 2004, with Pinson Mining Company (“PMC”), a controlled subsidiary of Barrick Gold Corporation.  Pursuant to the terms of the agreement, the Company completed obligations to earn a 70% interest in the Pinson Mine Property, Humboldt County, Nevada, and provided notice of its earn-in to PMC in January 2006.

The Company’s earn-in triggered an election by PMC to back-in to the project by spending an additional US$30 million to advance exploration and development of the project over a 3-year period.  PMC notified the company that it would elect to earn back into the property on April 6, 2006.  Completion of qualifying expenditures by PMC, on or before April 5, 2009 would result in the formation of a 70:30 joint venture with PMC holding a 70% interest.  If PMC fails to make US$30 million of qualifying expenditures within 3 years the Company will retain a 70% interest in the project and again become operator.

The property is subject to net smelter return (“NSR”) royalties varying from 3.5% to 7.5% on various claim groups within the property.

        ATNA RESOURCES LTD.
        NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        For the Three Months Ended March 31, 2007

6.           MINERAL PROPERTIES (Continued)

(a)	United States (Continued)

(ii)          Jarbidge Properties, Nevada

By an agreement dated December 5, 2003 the Company obtained an option to acquire a 100% interest in the 127 Jarbidge claims located in Elko County, Nevada by paying a total of US$600,000 (US$35,000 paid) to the optionor by December 5, 2009 and incurring aggregate exploration expenditures of US$300,000 in stages by December 5, 2006.  The property is subject to NSR royalties ranging from 1.5-2.5%.

On December 15, 2004, the Company signed a separate lease agreement and option to acquire 10 unpatented mining claims, subject to a 2.5% production royalty, adjacent to the Jarbidge claims.  The Company must make lease payments totalling US$19,800 in stages to December 14, 2007 (US $4,200 paid) and annual payments of US$9,000 each year thereafter.  The Company may purchase the property and the production royalty at any time for US$375,000.

In an agreement dated February 4, 2005, the Company obtained a mining lease with an option for the partial purchase of a royalty on eight (8) patented mining claims adjacent to the main Jarbidge claim group, subject to a 5% production royalty.  Fifty percent (50%) of the production royalty may be purchased for US$2 million.  The lease requires annual payments to the lessor by the Company totalling US$117,500 over the first eight (8) years of the agreement (an initial payment of US$5,000 was paid upon signing on February 4, 2005 and US$5,000 was paid during 2005).  Thereafter, an annual minimum royalty of US$25,000 is payable on or before the anniversary date of the agreement.

In an agreement dated February 4, 2005, the Company obtained an option to acquire a 100% interest in six unpatented federal lode claims adjacent to the main Jarbidge claim group, subject to a 1.5% to 3.0% production royalty which varies with the price of gold sold.   To exercise the option, the Company will pay to the Optionor an aggregate of US$19,500 during the first four years of the agreement (US $1,500 was paid upon signing on February 4, 2005).  Thereafter, an annual advance royalty payment of US$6,000 is due on or before the anniversary date of the agreement until a total of US$500,000 is received by the owner.

(iii)          Beowawe Properties, Nevada

During 2002, the Company obtained an option to acquire a 100% interest, subject to a 3% royalty on gold revenue less US$15 per realized ounce, in the 95 Beowawe lode claims located at the north end of the Carlin Gold District in Nevada.  To exercise the option, the Company has to pay to the optionor an aggregate of US$80,000 (paid) in cash, allot and issue to the optionor up to 150,000 common shares in three separate tranches of 50,000 shares each (100,000 shares issued), and carry out a combined minimum 20,000 feet of exploratory drilling (7,140 feet drilled) on the Golden Cloud and/or Beowawe properties prior to November 6, 2005.  In consideration of a payment of US$50,000, the remaining required drilling has been reduced to 6,000 feet on or before November 6, 2006.  Following exercise of the option, the Company will have to make annual advance royalty payments of US$50,000 and US$75,000, respectively, for the first two years and US$100,000 each subsequent year until the commencement of commercial production.  A finder’s fee is payable to a third party, equal to 5% of the first US$500,000 expenditures and payments made by the Company during the first two years of the agreement, and 3% of all expenditures and payments that are in excess of US$500,000 during the first two years of the agreement.  The finder’s fee is capped at US$500,000.

        ATNA RESOURCES LTD.
        NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        For the Three Months Ended March 31, 2007

6.           MINERAL PROPERTIES (Continued)

(a)	United States (Continued)

(iii)          Beowawe Properties, Nevada (Continued)

In an agreement dated March 26, 2003, the Company obtained an option to acquire a 100% interest in 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 3% royalty on gold revenue which can be purchased for US$250,000 or 700 ounces of gold, whichever is greater, per percentage point. To exercise the option, the Company has to pay to the Optionor an aggregate of US$42,500 (US$42,500 paid) in cash prior to December 1, 2006 and an annual minimum royalty of US$5,000 thereafter.

In a separate agreement dated June 5, 2003, the Company obtained an exclusive lease and option to acquire a 100% interest in an additional 40 acres of fee land adjacent to the main Beowawe claim group, subject to a 1% NSR royalty.  The lease agreement requires the Company to pay advance royalties of US$500 (paid) on signing the agreement, US$1,000 (paid) prior to June 2004 and US$2,000 each subsequent year until the commencement of commercial production.  The Company has the right to buy a 100% interest in the property, including surface and mineral rights, at any time for US$250,000.

Pursuant to an agreement dated September 21, 2005, the Company granted an option to Apolo Gold and Energy Inc. (“Apolo”) to acquire a 55% interest in the property by completing the following:

-	Issuance to the Company of 100,000 common shares of Apolo on execution of the agreement (received);
-	Issuance to the Company of 50,000 common shares or payment of US$50,000 of Apolo on the first anniversary of the agreement (US$50,000 received);
-	Incurring exploration expenditures on the property of US$1,700,000 over a four year period.

On February 16, 2007, the Company terminated its September 21, 2005 agreement with Apolo Gold and Energy Inc. as a result of a default of its obligations under the agreement.  Through the execution of a Quitclaim and Release, Apolo has relinquished any and all rights to the property in favour of the Company.

(iv)          Clover Property, Nevada

In an agreement dated March 11, 2003, the Company obtained an option to acquire a 100% interest in 22 claims known as the Clover property, subject to a 3% NSR royalty, which can be purchased for US$1,000,000 per percentage point.  Terms of the agreement include cumulative total payments to the vendor of US$305,000 (US$80,000 paid) prior to March 11, 2010. The Clover property is subject to a Finder’s Agreement dated February 10, 2003, amended April 22, 2003, whereby the Company agreed to pay a finder’s fee of US$5,000 (paid) upon execution of the acquisition agreement, and US$10,000 (paid) and US$20,000, respectively, for the first two years after the agreement and US$30,000 on each subsequent anniversary until the commencement of commercial production (US$20,000 paid).  The Finder’s fee is capped at a maximum of US$500,000.

The Company granted certain options on the Clover property and received US$50,000 in option payments; these options were terminated subsequent to the year end.

        ATNA RESOURCES LTD.
        NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        For the Three Months Ended March 31, 2007

6.           MINERAL PROPERTIES (Continued)

(a)	United States (Continued)

(iv)          Clover Property, Nevada (Continued)

On June 19, 2006, the Company signed a Letter of Intent with Meridian Gold Incorporated (“Meridian”) whereby Meridian can earn a 51% working interest in the Clover property by making a cash payment of US$135,000 (US$60,000 paid) and exploration expenditures of US$300,000 in the first year; and paying an additional US$500,000 and incurring exploration expenditures of US$3,000,000 over a three year period.  Meridian can earn an additional 19% working interest by completing a prefeasibility study on the property.

(b)	United States - Other

(i)          Triple Junction and Dixie Fork Properties, Nevada

The Company acquired a 100% interest, subject to a 3% NSR royalty (uncapped), in the 36 Triple Junction lode claims and the 31 Dixie Fork lode claims located in Elko county, Nevada, by paying US$35,000 in cash and issuing 100,000 common shares.

In an agreement dated September 7, 2004, the Company granted an option to Sage Gold Inc. (“Sage”) to earn up to a 70% interest in the Company’s Triple Junction/Dixie Fork gold project.  Sage may earn a 55% interest in the properties by drilling 10,000 feet before November 2007, and may then elect to form a joint venture with the Company, or to increase its interest to 70% before forming a joint venture, by funding and completing a bankable feasibility study.

(ii)          Searchlight Property, Nevada

In an agreement dated January 17, 2004, the Company purchased a 100% interest on the Searchlight property by the issuance of 30,000 common shares.

(iii)          Lone Pine Property, Arizona

The Company purchased a 100% interest in the three patented claims, subject to a 2% NSR royalty granted as a finder’s fee (capped at US$2,000,000) by making a cash payment of US$100,000.

(c)	Chile

(i)          Celeste Property

The Company holds a 100% interest in the Celeste property, subject to a 2% NSR royalty.  A land-use fee of US$50 per hectare of surface, payable if the land is used for waste dump, fill leaching or ancillary mining facilities, also applies.

A draft lease agreement is in place between the Company and Compania Cielo Azul Limitada (“CCAL”) whereby CCLA may lease the property for a period of twenty years by making the following lease payments to the Company: US$10,000 upon execution of an agreement (received); US$10,000 on the first anniversary of the agreement; US$25,000 on the second anniversary of the agreement; and US$50,000 on the third anniversary of the agreement and on all subsequent anniversary dates thereafter.  The property will be subject to a 2.5% NSR royalty.

        ATNA RESOURCES LTD.
        NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        For the Three Months Ended March 31, 2007

6.           MINERAL PROPERTIES (Continued)

(c)	Chile (Continued)

(ii)          Cachinal Property

The Company entered into an option agreement with Valencia Ventures (“Valencia”) wherein Valencia may earn up to 70% interest in the Company’s Cachinal de la Sierra property in Chile by making cash payments totaling CDN$95,000 (CDN$20,000 received) and spending CDN$1,500,000 within three years.  During the year ended December 31, 2005, the property was written down to a nominal value.

(d)	Canada

(i)          Marg Property, Yukon

The Company purchased a 2/3 joint venture interest in the Marg property by making a cash payment of $250,000.  Cameco Corporation was the owner of the remaining 1/3 interest.

During 2004, the Company purchased Cameco’s stake in the Marg joint venture by making a cash payment of $80,000.  On November 25, 2004, the Company entered into an option agreement with another party whereby that party can earn a 100% interest in the Marg Property by making total cash payments of $600,000 ($200,000 received) and issuing 400,000 common shares (266,666 shares received) to the Company on or before December 8, 2007.  During the year ended December 31, 2006, the property was written-down.

(ii)          Ecstall Property, British Columbia

The Company has a 100% interest in 23 Crown Granted Mineral claims (21 claims with mining rights and two claims with surface rights), subject to a 3% (reducible to 2.5%) NSR royalty.  As at December 31 2006, the carrying value of the property was $302,752.

(iii)          White Bull Property, British Columbia

The Company holds a 100% interest in 24 mineral claim units.  During the year ended December 31, 2006, the property was written-down to a nominal value.

7.           EQUIPMENT

	March 31, 2007				December 31, 2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Building	$790,771	$97,645	$693,126	$790,771	$77,821	$712,950
Office furniture, equipment	31,973	26,385	5,588	31,973	26,095	5,878
Field equipment	32,588	27,801	4,787	32,588	27,370	5,218
Computer equipment.	139,707	66,922	72,785	136,228	61,336	74,892
Vehicles	46,256	42,490	3,766	46,256	42,029	4,227
	$1,041,2955	$261,243	$780,052	$1,037,816	$234,651	$803,165

        ATNA RESOURCES LTD.
        NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        For the Three Months Ended March 31, 2007

8.           SHARE CAPITAL

(a)	Authorized:

Authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares.

(b)	Issued

	No. of Shares	Amount

Balance as at December 31, 2006	64,176,838	$60,839,308

Issued for cash
Exercise of options, for cash	200,000	82,500

Issued for other consideration
Exercise of options, for stock-based compensation	-	21,950
Balance as at March 31, 2007	64,376,838	$60,943,758

(c)	Stock Options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants to purchase common shares, provided that the number of shares subject to such options may not exceed 10% of the common shares outstanding at the time of the grant.  The exercise price of each option is equal to or higher than the market price of the Company’s common shares at the date of the grant.  The option term and vesting period is determined by the board of directors within regulatory guidelines.  All options are granted at fair value.  At March 31, 2007, the Company had stock options outstanding for the purchase of 2,903,600 common shares, with an average remaining contractual life of 1.77 years, of which 2,502,216 stock options were exercisable.

		Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2006	2,140,000	$1.11

Exercised	(200,000)	0.41
Granted	963,600	1.36

Outstanding at March 31, 2007	2,903,600	$1.24

The following summarizes the stock options outstanding at March 31, 2007:

Number of Shares	Exercise Price	Expiry Date
175,000	$0.325	April 20, 2007
200,000	0.590	February 8, 2008
775,000	0.700	April 18, 2008
765,000	2.010	January 31, 2009
25,000	1.280	July 7, 2009
963,600	1.360	January 11, 2010

2,903,600

        ATNA RESOURCES LTD.
        NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        For the Three Months Ended March 31, 2007

8.           SHARE CAPITAL

(d)	Stock-Based Compensation

During the period ended March 31, 2007, the Company granted stock options to acquire up to an aggregate of 963,600 (2006 - 890,000) common shares at an exercise price of $1.36 (2006 - $2.01) per share.

During the period ended March 31, 2007, the Company recorded a stock-based compensation expense of $386,666 based on the fair value of options vested during the period.  The stock-based compensation expense was calculated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at March 31, 2007:

	2007	2006

Risk-free interest rate	2.55%	2.28%
Expected dividend yield	-	-
Expected stock price volatility	50% to 66%	50% to 65%
Expected option life in years	1 to 3	1 to 3

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

(e)	Warrants

At March 31, 2007, the Company has no outstanding warrants to purchase common shares.

(f)	Contributed Surplus

Amounts
Balance as at December 31,2006	$1,802,449
Stock-based compensation expense	386,666
Exercise of stock options	(21,950)
Balance as at March 31, 2007	$2,167,165

        ATNA RESOURCES LTD.
        NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        For the Three Months Ended March 31, 2007

9.           SUPPLEMENTARY CASH FLOW DISCLOSURES

Supplementary disclosure of non-cash financing activities:

	2007	2006

Significant non-cash operating activities:

Operating activities
Amortization recorded in deferred property costs	$-	$12,840

Other cash flow information

Interest received	$171,471	$124,192

10.           RELATED PARTY TRANSACTIONS

There were no related party transactions in 2007 or 2006.

11.           COMMITMENT

The Company has a lease commitment for its office premises which expires June 30, 2010.  The cost of the entire premises is shared amongst several companies in proportion to the area occupied.  The Company’s proportionate share of annual rental payments under this arrangement is approximately $64,000.

12.           SUBSEQUENT EVENTS

In addition to items disclosed elsewhere in these notes, the following occurred during the period subsequent to March 31, 2007:

(a)	The Company issued 300,000 common shares for proceeds of $138,875 pursuant to the exercise of stock options.

(b)	The shareholders of the Company approved a new Stock Option plan at the Annual and Special Meeting of the Shareholders held on April 26, 2007.

        ATNA RESOURCES LTD.
        NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
        For the Three Months Ended March 31, 2007